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Check the background of Netcapital Securities, Inc. on FINRA BrokerCheck. Regulation Crowdfunding ("Reg CF") securities are offered through Netcapital Funding Portal, Inc., a funding portal registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). Regulation A+ ("Reg A+") and Regulation D ("Reg D") 506(c) securities are offered through Netcapital Securities, Inc., a broker-dealer registered with the SEC and member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Netcapital Systems LLC is a software development company that operates the website netcapital.com. Netcapital Funding Portal, Inc. and Netcapital Securities, Inc. have entered into Technology Licensing Agreements with Netcapital Systems LLC to utilize netcapital.com to host securities offerings.

Neither Netcapital Securities Inc. nor any of its affiliates provide any investment advice or make any investment recommendations, and no communication through this website should be construed as such. Investments offered through netcapital.com are unsolicited. Securities offered on netcapital.com have not been registered under the Securities Act of 1933. Private placements are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment.